UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
The X-Change Corporation

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
98371P109

(Cusip Number)
December 4, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑     Rule 13d-1(b)
☐     Rule 13d-1(c)
☐     Rule 13d-1(d)

CUSIP No. 98371P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,812,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,812,500

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,812,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	15.5%

12	TYPE OF REPORTING PERSON*

	PN
*     SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98371P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,812,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,812,500

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,812,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	15.5%

12	TYPE OF REPORTING PERSON*

	OO
*     SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98371P109	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Bryan Dutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		5,812,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,812,500

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,812,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	15.5%

12	TYPE OF REPORTING PERSON*

	IN
*     SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ironman Energy Partners II, L.P., a Texas limited Partnership (“Ironman Energy”), Ironman Capital Management, LLC, a Texas limited liability company (“Ironman Capital”) and G. Bryan Dutt (“Mr. Dutt” and together with Ironman Energy and Ironman Capital, the “Reporting Persons”), relating to common stock, par value $0.001 (the “Common Stock”) of The X-Change Corporation, a Nevada corporation (the “Issuer”), purchased by Ironman Energy. Ironman Capital is the general partner of Ironman Energy, and Mr. Dutt is the managing member of Ironman Capital.

Item 1(a) Name of Issuer.
The X-Change Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
710 Century Parkway
Allen, Texas 75013
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Place of Organization.
Ironman Energy Partners II, L.P.
4545 Bissonnet, Suite 291
Bellaire, Texas 77401
A Texas limited partnership
Ironman Capital Management, LLC
4545 Bissonnet, Suite 291
Bellaire, Texas 77401
A Texas limited liability company
G. Bryan Dutt
4545 Bissonnet, Suite 291
Bellaire, Texas 77401
A United States citizen
Item 2(d) Title of Class of Securities.
common stock, par value $0.001 (the “Common Stock”)
Item 2(e) CUSIP Number.
98371P109

Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
(a)	The Reporting Persons are the beneficial owners of 5,812,500 shares of Common Stock (3,875,000 of which are shares of Common Stock issuable upon the conversion of a Convertible Note dated December 4, 2007 (the “Note”), and 1,937,500 of which are shares of Common Stock issuable upon the exercise of a Warrant dated December 4, 2007 (the “Warrant”)). Ironman Capital may be deemed to beneficially own the shares of Common Stock held by Ironman Energy as a result of being the general partner of Ironman Energy. Mr. Dutt may be deemed to beneficially own the shares of Common Stock held by Ironman Capital as a result of being the managing member of Ironman Capital.

(b)	The Reporting Persons are the beneficial owners of 15.5%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the number of shares of Common Stock beneficially held by (i) 31,589,501, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2007, plus (ii) the 5,812,500 shares of Common Stock issuable upon the conversion of the Note and the exercise of the Warrant, as the case may be.

(c)	The Reporting Persons may direct the vote and disposition of the 5,812,500 shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.

Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: December 19, 2007

Ironman Energy Partners II, L.P.

By: Ironman Capital Management, LLC its general partner

By: /s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Capital Management, LLC

By: /s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

G. Bryan Dutt

/s/ G. Bryan Dutt

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of The X-Change Corporation, a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 19, 2007.

Ironman Energy Partners II, L.P.

By: Ironman Capital Management, LLC its general partner

By: /s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

Ironman Capital Management, LLC

By: /s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

G. Bryan Dutt

/s/ G. Bryan Dutt